Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Verizon / MCI Fact Sheet

The proposed combination of Verizon and MCI is the next logical step in the ongoing restructuring of the industry around new technologies, new services, and new providers. The combination of the companies’ complementary assets and capabilities will decisively benefit the public interest without harming competition in any segment of the market.

Ú Public interest benefits

The combination of Verizon’s and MCI’s complementary assets and expertise – together with the added investment of $2 billion in capital and $3 to $3.5 billion in total that Verizon has committed to make to MCI’s network and systems – will strongly promote the public interest:

•	Large enterprise customers will benefit from the creation of a strong and stable new facilities-based competitor that will be capable of providing a full range of communications services to these customers nationwide.

•	Governmental and national security customers will benefit from the strengthening of an important technology and infrastructure provider that serves the Departments of Defense and Homeland Security as well as other state and federal agencies, and from the ability to obtain a full array of existing and future services across the country.

•	Wholesale customers will benefit from the creation of a stronger nationwide provider with a broader facilities-based reach.

•	Mass-market customers will benefit from the combination of MCI’s Internet protocol network and expertise with Verizon’s ongoing deployment of the nation’s most advanced broadband networks.

•	The economy as a whole will benefit from enhanced efficiency and innovation-producing investments, along with the creation of a strong U.S. competitor in the global marketplace.

Ú Enterprise Market

The combined company will have an estimated 16% to 22% share of the enterprise market and will be just one of many competitors in what is widely recognized as the most competitive segment of the industry. Many providers compete for enterprise customers today, and none has a dominant share. Competitors in the enterprise market include:

•	Traditional domestic carriers – AT&T, Sprint, Qwest, XO, Level 3.

•	Major foreign carriers –British Telecom, Deutsche Telekom, NTT, COLT, KPN Telecom, Equant.

•	Systems integrators and managed service providers – IBM, EDS, Accenture, Northrup Grumman, Lockheed Martin.

•	Equipment vendors and application providers – Lucent, Nortel, Cisco, Microsoft.

A key purpose and benefit of this transaction is the increased ability of the combined company to compete on a national and global scale, including increased competition with SBC/AT&T. Verizon and SBC already compete head-to-head today, and would continue to compete with each other after their respective transactions, especially in the growth areas of telecommunications - enterprise, wireless, data, and VoIP:

•	Verizon Wireless and Cingular compete across the nation for wireless customers, and Verizon has deployed its 3G wireless broadband service (EvDO) within major metropolitan areas in SBC’s territory.

•	Verizon competes for enterprise customers in 28 out-of-franchise areas, 17 of which are in SBC’s service areas.

•	Verizon has deployed 300 miles of optical network facilities in Los Angeles and extended its optical fiber in Dallas to compete directly with SBC.

•	Verizon operates an IP/MPLS backbone with routers in several SBC cities, including Chicago, Dallas-Fort Worth, Los Angeles, and San Francisco.

•	Verizon’s VoiceWing VoIP service competes with SBC by offering area codes in 11 of SBC’s 13 states.

MCI’s local fiber facilities are located in areas where there are already other fiber suppliers with comparable facilities. And, in every location, competing carriers are clearly capable of deploying such facilities, given that MCI itself did so.

In the 39 groupings of wire centers in which Verizon and MCI have overlapping fiber, there are:

•	A total of more than 90 different fiber suppliers.

•	Two or more suppliers in 92% of the areas.

•	At least one other supplier in all but one of these areas (and that one area consists of a single wire center).

•	An average of six competing carriers in the wire centers where there is an overlap.

Ú Internet Backbone

By any relevant measure, MCI operates one of several Internet backbones of roughly similar size, while Verizon has a minor backbone business. Backbone-based services are highly competitive and will remain so after the combination of the two companies.

•	The combined firm would carry less than 10% of North American Internet traffic.

•	The combined company would remain only the fourth largest carrier of Internet traffic – in the middle of a group of seven backbone providers of larger or comparable size.

•	Major competitors include AT&T, Sprint, Level 3, Qwest, SAVVIS, and AOL.

•	Carriers other than the top seven providers carry about 35% of the traffic.

June 2005 • 2

Ú Mass Market

MCI’s mass-market business is in a continuing and irreversible decline, a result of technological, market, and regulatory developments that have compelled MCI to deemphasize its mass-market business and focus on serving its shrinking legacy customer base.

Mass-market competition today comes not only from traditional wireline carriers, but also from a number of intermodal providers – such as cable and wireless providers, VoIP providers, e-mail, and instant messaging. Intermodal providers are major factors in the mass market now and will provide the most significant competition going forward. This intermodal competition is particularly intense in Verizon’s service area, where cable companies and others are rolling out service on a widespread basis:

•	Cable companies will offer voice telephone services to nearly 60% of U.S. households by year-end 2005 and are expected to offer voice service to nearly 100% of homes passed over the next two to three years.

•	Cable companies already offer voice telephone service to more than 23 million homes in Verizon’s service area alone.

•	Cable companies have attracted 20-40% of subscribers in some markets where they offer phone service.

–	TimeWarner added over 150,000 new customers in just the first quarter of 2005.

–	Cox added more than 110,000 customers during the same period.

–	Cablevision added 92,000 customers entirely within Verizon’s service areas.

Wireless carriers are similarly competing with wireline carriers for both lines and, even more significantly, for minutes of use:

•	Analysts estimate that approximately 7-8% of wireless users had given up their landline phones, that wireless made up nearly 30% of voice minutes in 2004, and that 60% of long distance calls in households with wireless phones are made from wireless phones.

•	As of year-end 2004, analysts estimate that wireless had displaced approximately 11 million wireline access lines and billions of otherwise revenue-producing minutes.

And, both lines and minutes of use are being displaced increasingly by non-traditional sources of competition such as VoIP, as well as e-mail and instant messaging:

•	VoIP is available to the more than 90% of U.S. homes that now have access to broadband services.

•	If only 5% of e-mails and instant messages have substituted for a 90-second voice call, this data traffic has displaced more than 10% of the voice traffic that otherwise would have been handled by the incumbents’ networks.

June 2005 • 3

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on June 2, 2005, an amended proxy statement and prospectus on Form S-4 (Registration No. 333-124008), that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on June 2, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.